Filed Pursuant to Rule 433
Registration Nos. 333-283057
and 333-163855
September 10, 2026

The following information is a Summary of Material Modifications to the LNL Agents’ 401(k) Savings Plan Summary Plan Description/Prospectus relating to changes to the LNL Agents’ 401(k) Savings Plan (the “Plan”). For more information on the Plan and its features, refer to the Plan’s Summary Plan Description/Prospectus. Additionally, you may log on to your account at www.lincolnfinancial.com or contact the Lincoln Customer Contact Center at 800-234-3500 for more information.

[LINCOLN FINANCIAL LOGO]	Lincoln Financial
150 N. Radnor Chester Road
Radnor, PA 19087
LincolnFinancial.com

Unless otherwise noted, the Plan Sponsor made the following changes to the Plan effective January 1, 2026:

The annual benefits and contributions limits currently set forth in the SPD will be replaced in each instance where noted, as follows:

Benefits and Contributions Limits	2026 Amount*

Pre-Tax Contributions and Roth 401(k) Contributions	$24,500

Pensionable Earnings	$360,000

Annual Additions	Lesser of 100% or $72,000

Highly Compensated Participant	$160,000

* as may be adjusted annually by the Internal Revenue Service for tax years thereafter

PARTICIPANT CONTRIBUTIONS (pages 5-7 of the SPD)

Replacing the section entitled “Catch-Up Contributions,” in its entirety, to read as follows:

“Catch-Up Contributions

You are not required to make a separate election specifically for Catch-Up Contributions. If you have a valid active benefits eligible contract and you are age 50 or older by the end of the Plan Year, you will be eligible to make Catch-Up Contributions in the amounts noted below:

Age by end of 2026 Plan Year	2026 Contribution Limit[2]	2026 Catch-up Contribution Limit[2]	2026 Contribution Limit in Total[2]
50-59	$24,500	$8,000	$32,500
60-63	$24,500	$11,250	$35,750
64+	$24,500	$8,000	$32,500

Note: Effective for Plan Years beginning on and after January 1, 2026, if you are age 50 or older during the Plan Year and your total wages3 for the preceding calendar year from the Company, or an affiliate considered to be maintaining the Plan for the benefit of its Participants, is $150,000 (2025) or more (as may be adjusted annually by the IRS for tax years thereafter), your Catch-Up Contributions must be made as Roth 401(k) contributions.

The Plan’s recordkeeper will review participant accounts to ensure these eligibility requirements are met. If you are eligible to make Catch-Up Contributions and wish to defer the maximum annual amount allowed for the Plan Year, you should determine what percentage of your Pensionable Earnings is necessary to make the full contribution of $32,500 or $35,750, as applicable, for 2026. Your Catch-Up Contributions may be matched only to the extent that your total contributions do not exceed the annual IRS contribution limit or other limits as described in the section entitled ‘Limitations on Contributions’ on page 9.

If you change companies during the calendar year, you’ll need to personally track both your basic contributions and your catch-up contributions to each company’s 401(k) plan to ensure you do not exceed the combined IRS limits in effect for that calendar year ($24,500 or $35,750, as applicable, in 2026).

Once made, your election(s) will continue until changed by you.”

Replacing the current Lincoln Financial Retirement Consultant contact information as set forth under the 5th paragraph of the section entitled “Rollover Contributions,” in its entirety, to read as follows:

“Eric M. Turner
Phone: 336-706-6334
Email: Eric.Turner@lfg.com“

Inserting a new section entitled “IN-PLAN ROTH CONVERSIONS,” to follow the section entitled “VESTING.”

“IN-PLAN ROTH CONVERSIONS

Effective January 1, 2026, participants (including beneficiaries and alternate payees) will be allowed to transfer amounts from their Pre-Tax Contribution accounts4 into an In-Plan Roth Conversion account under the Plan. This process is called an ‘In-Plan Roth Conversion.’ You may elect to make an In-Plan Roth Conversion of any vested amounts held in each of your subaccounts in the Plan, except for amounts held in your (1) After-Tax Contribution account, (2) ESOP account, (3) Roth 401(k) Contribution account, and (4) Roth 401(k) Rollover Contribution account. In addition, any amounts that are subject to a loan will not be eligible to be converted.

_______________________________
2 Subject to annual adjustment by the IRS for subsequent tax year.
3 Total wages will be defined as set forth in Code section 3121(a).
4 This includes your Pre-Tax Contributions, Rollover Contributions and Company Contributions.

Things to consider before electing to make an In-Plan Roth Conversion:

•In-Plan Roth Conversions are irrevocable.
•Each conversion must be at least $1,000.
•Because the amount being converted will be considered a ‘withdrawal,’ the converted amount will be included in your taxable income for the Plan Year of conversion. Note: Income taxes cannot be withheld from your Plan account on the converted amount so you will be responsible for the ordinary income tax owed on the converted amount when you file your tax return for the year of conversion. You will be issued a Form 1099-R (Distributions From Pensions, Annuities, Retirement or Profit-Sharing Plans, IRAs, Insurance Contracts, etc.) that will provide the information necessary to prepare your tax return.
•Each In-Plan Roth Conversion is subject to its own ‘five-year clock’ that will start on January 1 of the year in which you make the conversion, regardless of when the conversion takes place during the year. See the section entitled ‘Federal Income Tax Consequences’ on page 20 for more information about withdrawals of Roth contributions.

Amounts converted will remain in the same investments as pre-conversion until changed by you.

You should consult your personal tax adviser before requesting an In‑Plan Roth Conversion in order to understand the potential tax consequences for your situation.

For more details about an In-Plan Roth Conversion, refer to ‘Understanding the in-plan Roth conversion feature of your 401(k) plan’ FAQ which can be found at http://visit.lfg.com/LNC-ROFAQ-FLI001 or contact your Lincoln Retirement Consultant (see the section entitled “Rollover Contributions” on pages 6-7 for their contact information).

Note: If you have assets invested in the Schwab self-directed brokerage account (see the section entitled ‘Self-Directed Brokerage Account’ on page 39) that you wish to convert, those assets must first be liquidated and transferred to a subaccount from which an In-Plan Roth Conversion is permitted. Any After-Tax Contribution and/or Roth 401(k) Contribution amounts liquidated from the self-directed brokerage account and transferred to an otherwise eligible subaccount will remain ineligible for an In-Plan Roth Conversion.”

FEDERAL INCOME TAX CONSEQUENCES (pages 20-21 of the SPD)

Replacing the section entitled “Roth 401(k) Contributions and Roth 401(k) Rollover Contributions,” in its entirety, to read as follows:

“Roth 401(k) Contributions, Roth 401(k) Rollover Contributions and In-Plan Roth Conversions. Your Roth 401(k) Contributions, Roth 401(k) Rollover Contributions and In-Plan Conversions are after-tax contributions and, therefore, are not taxed when distributed. However, withdrawals of Roth contributions may include a portion of taxable earnings as part of the withdrawal. The earnings on your Roth 401(k) Contribution account, Roth 401(k) Rollover account and In-Plan Conversion account can be distributed to you tax-free if considered a ‘Qualified Distribution.’ A ‘Qualified Distribution’ is a withdrawal:

(1)Taken after death, Disability (as defined under ‘Distribution at Disability’ in the section entitled ‘Distributions’ above), or upon attainment of age 59½; and

(2) Occurring at least 5 years after you make your first Roth 401(k) Contribution or In-Plan Roth Conversion.

You can roll your Roth 401(k) Contribution account, your Roth 401(k) Rollover Contribution account and your In-Plan Roth Conversion account into a Roth IRA or to a new company’s plan if it allows Roth 401(k) Contributions and Roth 401(k) Rollover Contributions.”

ERISA CLAIMS PROCEDURES (pages 23-25 of the SPD)

Replacing the second paragraph of the section entitled “Authority of the LNC Benefits Committee and the LNC Benefits Appeals Committee,” in its entirety, to read as follows:

“The decision upon review will be final. If the claim appeal is denied, the Appeals Committee will notify a claimant either in writing or electronically within the applicable day period specified above and will explain the specific reason(s) for denying a claimant’s appeal, the Plan provisions that support the decision to deny the appeal, and a statement of the claimant’s right to bring a civil action under ERISA section 502(a). Claimants will not be entitled to challenge the Appeals Committee’s determinations in judicial or administrative proceedings without first complying with the Plan’s claims and appeals procedures. Any suit or legal action initiated by a claimant under the Plan must be brought no later than one year following a final decision on the claim for benefits. The federal court in the Northern District of Indiana will have the sole and exclusive personal jurisdiction and venue over any dispute that is in any way related to this Plan.”

Questions?

For more information about the Plan and its features, contact the Lincoln Customer Contact Center at 800-234-3500 (Monday through Friday, 8:00 a.m. to 8:00 p.m. ET) or log on to your account at LincolnFinancial.com. You should also review the Plan’s Summary Plan Description/Prospectus which can be requested from the Lincoln Customer Contact Center.

This Notice contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

* * * * *

All of the internet website addresses are provided for your convenience. None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Contact Center at 800-234-3500.

September 10, 2026
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